Exhibit 99.5

EXHIBIT 99.5

CONSENT OF INDEPENDENT ENGINEERS

We hereby consent to the use of and reference to our name and our reports, and the inclusion of information derived from our reports, evaluating Vermilion Energy Inc.’s petroleum and natural gas reserves and resources as at December 31, 2013, in this Annual Report on Form 40-F of Vermilion Energy Inc., and any amendment thereof.

Yours very truly,

(“GLJ Petroleum Consultants Ltd.”)

GLJ Petroleum Consultants Ltd.

4100, 400 - 3rd Avenue S.W.,

Calgary, Alberta, Canada T2P 4H2

(403) 266-9500 Fax (403) 262-1855

March 7, 2014